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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50912

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., STE 2200 South

(No. and Street)

Corpus Christi   TX   78401

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Ann Ragan   361-888-7611

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – if individual, state last, first, middle name)

5179 CR 1026   Celeste   TX   75423

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell Brent Herndon _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herndon Plant Oakley Ltd _____, as of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Partner
_____
Title

_____
Notary Public

DAVID J. DOWNEY
Notary Public, State of Texas
My Commission Expires
January 24, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2017, and the related statements of operations. changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on Herndon Plant Oakley Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herndon Plant Oakley Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis. evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Herndon Plant Oakley Ltd.'s auditor since 2001.

Celeste, Texas
February 16, 2018

1

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	1,047,303
Receivable from clearing broker/dealer		393,913
Investment advisory fees receivable		80,632
Service fees receivable - related party		560,857
Other receivables - related party		83,188
Prepaid expenses		100,272
Clearing deposit		100,000
Furniture and equipment, net of accumulated depreciation of $276,214		196,002
Deposits		27,993
TOTAL ASSETS	$	2,590,160

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	259,650
Accrued expenses		79,423
Income tax payable - state		30,108
TOTAL LIABILITIES		369,181
Partners' Capital		2,220,979
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,590,160

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Operations
For the Year Ended December 31, 2017

Revenue

Securities commissions	$	3,267,597
Mutual fund commissions		2,416,826
Investment advisory fees		667,599
Service fees - related party		2,740,890
Other revenue		3,193
TOTAL REVENUE		9,096,105

Expenses

Clearing and other charges	530,963
Communications	667,727
Compensation and related costs	2,897,870
Management fees to General Partner	2,827,981
Occupancy and equipment costs	720,261
Professional fees	425,286
Promotional costs	125,324
Regulatory fees and expenses	132,785
Other expenses	612,578
TOTAL EXPENSES	8,940,775
Net income before provision for income taxes	155,330
Income taxes - state	30,307
NET INCOME	$ 125,023

See notes to financial statements.

3

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017

	General Partner		Limited Partners		Total
Balances at December 31, 2016	$	20,960	$	2,074,996 $	2,095,956
Net income		1,250		123,773	125,023
Balances at December 31, 2017	$	22,210	$	2,198,769 $	2,220,979

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:

Net income	$	125,023
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		59,509
Loss on disposal of property and equipment		48,252
Changes in assets and liabilities		
Increase in receivable from clearing broker/dealer		(9,886)
Increase in investment advisory fees receivable		(12,565)
Decrease in service fees receivable - related party		108,207
Increase in other receivables - related party		(28,471)
Decrease in miscellaneous receivable		38,775
Increase in prepaid expenses		(8,266)
Increase in deposits		(9,544)
Decrease in accounts payable		(17,757)
Decrease in accrued expenses		(2,691)
Increase in income tax payable - state		3,035
Net cash provided by operating activities		293,621

Cash flows from investing activities:

Purchase of furniture and equipment		(55,843)
Net increase in cash and cash equivalents		237,778
Cash and cash equivalents at beginning of year		809,525
Cash and cash equivalents at end of year	$	1,047,303

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes - state	$	27,272

See notes to financial statements.

5

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities brokerage and investment advisory services to individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securitie s, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liahilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value of Financial Instruments</u>

Substantially all of the Partnership's financial asset and liability amounts are short-term in nature and accordingly are reported in the statement of financial condition at amounts that approximate fair value.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

<u>Furniture and Equipment</u>

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

<u>Security Transactions and Securities Commission</u>

Security transactions, general securities commissions, and the related expenses are recorded on the trade date basis as securities transactions occur.   Securities commissions also include commissions on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date or accrued as earned.

<u>Mutual Fund Commissions</u>

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

<u>Investment Advisory Fees</u>

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

<u>Service Fees</u>

Service fees are earned based on a contractual arrangement with a related party. The fees are billed quarterly in arrears.

<u>Advertising Costs</u>

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $125,324 during 2017.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Partnership has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of a five year period ending September 30, 2020. As of December 31, 2017 the termination fee is $400,000.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Partnership had net capital of $1,160,872 which was $910,872 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .32 to 1.

Note 4 - Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

Note 4 - Furniture and Equipment (continued)

Furniture, fixtures and equipment	$ 236,923
Leasehold improvements	235,293
	472,216
Accumulated depreciation	(276,214)
	$ 196,002

Depreciation expense for the year was $59,509 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2017, the Partnership has cash held at one Texas bank totaling $386,308, or 15% of its total assets. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the Partnership's uninsured cash balance totals $136,308. Cash balances fluctuate on a daily basis.

At December 31, 2017, the Partnership has $1,154,688, or approximately 45% of its total assets, in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

At December 31, 2017, the Partnership has service fees and other receivables due from a related party totaling $644,045, or approximately 25% of its total assets.

Note 6 - Lease Commitments

The Partnership has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space as of December 31, 2017, are approximately as follows:

Note 6 - Lease Commitments (continued)

2018	$ 380,560
2019	336,502
2020	337,132
2021	339,929
Thereafter	896,396
	$2,290,519

Total rent expense for the year under operating leases was $496,596 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements).

Note 7 - Related Party Transactions/Economic Dependency/Concentrations

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2017 was $2,827,981.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's revenue for the year ended December 31, 2017. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow Advisors, LLC (Oxbow), a related party. Under the Agreement, the Partnership assists Oxbow with the day to day operations and administration of its business; furnishes Oxbow with office space, equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays overhead expenses of Oxbow. Oxbow reimburses the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms length transactions. Service fees earned for the year ended December 31, 2017 were $2,740,890, or 30% of total revenue. The Partnership is economically dependent on Oxbow due to the concentration of revenue earned under the Agreement. The Partnership has $560,857 receivable under the Agreement and other receivables from Oxbow totaling $83,188 at December 31, 2017.

Note 8 - <u>401(k) Profit Sharing Plan</u>

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2017.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $84,986 and are reflected in the accompanying statement of operations as compensation and related costs.

Note 9 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - <u>Subsequent Events</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2017, through February 16, 2018, the date which the financial statements were available to be issued.

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital

Total partners' capital qualified for net capital	$	2,220,979
Deductions and/or charges		
Non-allowable assets:		
Petty cash		221
Investment advisory fees receivable		80,632
Service fees receivable - related party		560,857
Other receivables - related party		83,188
Prepaid expenses		100,272
Furniture and equipment, net		196,002
Deposits		27,993
Total deductions and/or charges		1,049,165
Net capital before haircuts		1,171,814
Haircuts on securities:		
Cash equivalents		10,943
Net Capital	$	1,160,872
Aggregate indebtedness		
Accounts payable	$	259,650
Accrued expenses		79,423
Income tax payable - state		30,108
Total aggregate indebtedness	$	369,181
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	910,872
Ratio of aggregate indebtedness to net capital		.32 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2018

5179 CR 1026 Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Herndon Plant Oakley Ltd
800 North Shoreline Blvd., STE 2200 South / Corpus Christi, Texas 78401
361-888-7611

Herndon Plant Oakley Ltd's, Exemption Report

Herndon Plant Oakley Ltd (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*: (2) (ii).

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Brent Herndon, Partner

January 31, 2018